UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2008
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE
Teekay LNG Partners L.P. (generally referred to herein as the Partnership, we, our or us) is filing this Quarterly Report on Form 6-K/A for the period ended March 31, 2008 (this Amendment or this First Quarter 2008 Form 6-K/A Report) to amend our Quarterly Report on Form 6-K for the period ended March 31, 2008 (the Original Filing) that was filed with the Securities and Exchange Commission (or SEC) on May 28, 2008.
a. Derivative Instruments and Hedging Activities
In August 2008, we commenced a review of our application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Although we believe that our derivative transactions were consistent with our risk management policies and that our overall risk management policies continue to be sound, based on our review we concluded that our derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133 for the three months ended March 31, 2008 and 2007.
Certain of our hedge documentation, in respect of our assessment of effectiveness and measurement of ineffectiveness of our derivative instruments for accounting purposes, was not in accordance with the technical requirements of SFAS No. 133. One of our derivative agreements is between Teekay Corporation and us, which relates to hire payments under the time-charter contract for the Suezmax tanker, the Toledo Spirit. Prior to April 2007, this agreement with Teekay Corporation was not accounted for as a derivative agreement subject to the provisions of SFAS No. 133, and after April 2007, did not qualify for hedge accounting treatment under SFAS No. 133.
Accordingly, although we believe each of these items were and continue to be effective economic hedges, for accounting purposes we should have reflected the change in fair value of these derivative instruments as increases or decreases to our net income (loss) on our consolidated statements of (loss) income, instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’ equity on our consolidated balance sheets and statement of changes in partners’ equity.
The change in accounting for these transactions does not affect the economics of the derivative transactions or our cash flows, liquidity, total partners’ equity or cash distributions to partners.
b. Vessels Acquired from Teekay Corporation
In connection with assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141 Business Combinations, and is effective for fiscal years beginning after December 15, 2008, we re-assessed our accounting treatment for interests in vessels we have purchased from Teekay Corporation subsequent to our initial public offering in May 2005. We have historically treated the acquisition of the interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby our consolidated financial statements prior to the date the interests in these vessels were acquired by us would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that we and the acquired vessels were under the common control of Teekay Corporation and had begun operations. Although substantially all of the value relating to these transactions is attributable to the vessels and associated contracts, we have now determined that the acquisitions should have been accounted for as business acquisitions under United States generally accepted accounting principles (or GAAP).
The impact of retroactive Dropdown Predecessor adjustments does not affect our limited partners’ interest in net income, earnings per unit, or cash distributions to partners. However, the impact of the retroactive Dropdown Predecessor adjustments has resulted in changes in previously reported statement of cash flows for the three months ended March 31, 2007.
c. Gross-up Presentation of RasGas 3 Joint Venture and Other
Subsequent to the release of our preliminary second quarter financial results, we reviewed and revised our financial statement presentation of debt and interest rate swap agreements related to its joint venture interest in the RasGas 3 LNG carriers. As a result, certain of our assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect our net income, cash flow, liquidity, cash distributions or partners’ equity in any period, are described below.

Through a wholly-owned subsidiary, which is a variable interest entity (or VIE) for us, Teekay Corporation owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, we recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in our financial statements. We have made adjustments to our balance sheet to reflect 100 percent of the RasGas 3 term loan (March 31, 2008 — $360.6 million; December 31, 2007 — $360.6 million) and interest rate swap obligations (March 31, 2008 — $21.4 million; December 31, 2007 — $9.6 million), as well as offsetting increases in assets, for the fourth quarter of 2006 through the first quarter of 2008. We have also made adjustments to our statements of (loss) income to reflect 100 percent of the interest expense (three months ended March 31: 2008 — $4.6 million; 2007 — $2.8 million) on the RasGas 3 term loan with an offsetting amount to interest income from our advances to the joint venture. These RasGas 3 adjustments do not result in any increase to our net exposure in this joint venture. We have also restated certain other items primarily related to accounting for the non-controlling interest in our joint venture and VIEs.
As a result of the conclusions described above, we are restating in this First Quarter 2008 Form 6-K/A Report our historical balance sheets as of March 31, 2008 and December 31, 2007; our statements of (loss) income and cash flows for the three months ended March 31, 2008 and 2007; and statement of changes in partners’ equity for the three months ended March 31, 2008.
Note 16 of the notes to the consolidated financial statements included in this First Quarter 2008 Form 6-K/A Report reflects the changes to our consolidated financial statements as a result of our restatement and provides additional information about the restatement.
To restate results for certain prior fiscal years based on the conclusions of the assessments described above, we have also filed a 2007 Annual Report on Form 20-F/A to amend our Annual Report on Form 20-F for the year ended December 31, 2007 that was filed with the SEC on April 11, 2008. The 2007 Annual Report on Form 20-F/A restates certain financial information, including: historical balance sheets as of December 31, 2007 and 2006; statements of income, cash flows and changes in partners’ equity for the years ending 2007, 2006, and 2005; and selected financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.
For the convenience of the reader, this First Quarter 2008 Form 6-K/A Report sets forth the Original Filing in its entirety, although we are only restating portions of “Part I. Financial Information” affected by the amended financial information. The changes we have made are a result of and reflect the restatement described herein; no other information in the Original Filing has been updated.
Except for the amended or restated information described above, this First Quarter 2008 Form 6-K/A Report continues to speak as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with the SEC subsequent to the date of the Original Filing.
We do not intend to amend previously-filed Reports on Form 6-K for quarterly periods ending prior to December 31, 2007. As a result, the reader should rely not on our prior filings, but should rely upon the restated financial statements, reports of our independent registered public accounting firm and related financial information for affected periods contained in this First Quarter 2008 Form 6-K/A Report.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K/A FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit and per unit data)

	Restated — Note 16
	Three Months Ended March 31,
	2008	2007
	$	$

VOYAGE REVENUES (notes 10 and 11)	63,328	59,702

OPERATING EXPENSES (note 10)
Voyage expenses	295	266
Vessel operating expenses	15,400	13,821
Depreciation and amortization	16,072	15,819
General and administrative	3,960	3,518

Total operating expenses	35,727	33,424

Income from vessel operations	27,601	26,278

OTHER ITEMS
Interest expense (notes 4, 7 and 11)	(102,480)	(24,840)
Interest income (note 11)	42,791	9,883
Foreign currency exchange loss (note 7)	(33,891)	(4,800)
Other loss — net (note 8)	(145)	(716)

Total other items	(93,725)	(20,473)

(Loss) Income before non-controlling interest	(66,124)	5,805
Non-controlling interest	23,006	659

Net (loss) income	(43,118)	6,464

General partner’s interest in net (loss) income	(862)	129
Limited partners’ interest: (note 14)
Net (loss) income	(42,256)	6,335
Net (loss) income per:
• Common unit (basic and diluted)	(1.13)	0.31
• Subordinated unit (basic and diluted)	(1.13)	—
• Total unit (basic and diluted)	(1.13)	0.18

Weighted-average number of units outstanding:
• Common units (basic and diluted)	22,540,547	20,240,547
• Subordinated units (basic and diluted)	14,734,572	14,734,572
• Total units (basic and diluted)	37,275,119	34,975,119

Cash distributions declared per unit	0.53	0.4625

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2008	2007
	$	$
	(Restated – Note 16)
ASSETS
Current
Cash and cash equivalents	94,593	91,891
Restricted cash — current (note 4)	31,235	26,662
Accounts receivable	6,405	10,668
Prepaid expenses	4,814	5,119
Other current assets (notes 2 and 11)	12,097	1,294
Advances to joint venture partner (note 6)	4,600	—
Advances to joint venture (note 10g)	11,268	7,512

Total current assets	165,012	143,146

Restricted cash — long-term (note 4)	663,321	652,567

Vessels and equipment (note 7)
At cost, less accumulated depreciation of $94,340 (2007 — $88,351)	655,693	661,673
Vessels under capital lease, at cost, less accumulated depreciation of $82,241 (2007 — $74,441) (note 4)	926,338	934,058
Advances on newbuilding contracts (note 12a)	318,551	240,773

Total vessels and equipment	1,900,582	1,836,504

Investment in and advances to joint venture (note 10g)	684,996	685,730
Advances to joint venture partner (note 6)	16,848	9,631
Other assets (notes 2 and 11)	76,145	71,356
Intangible assets — net (note 5)	148,652	150,935
Goodwill (note 5)	39,279	39,279

Total assets	3,694,835	3,589,148

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	8,071	8,604
Accrued liabilities (notes 2 and 11)	47,216	28,521
Unearned revenue	5,510	5,462
Current portion of long-term debt (note 7)	101,051	71,509
Current obligations under capital lease (note 4)	154,257	150,791
Advances from joint venture partners (note 6)	1,193	615
Advances from affiliates (note 10k)	46,352	40,335

Total current liabilities	363,650	305,837

Long-term debt (note 7)	1,729,094	1,654,202
Long-term obligations under capital lease (note 4)	717,631	706,489
Other long-term liabilities (notes 2 and 11)	121,494	73,068

Total liabilities	2,931,869	2,739,596

Commitments and contingencies (notes 4, 11 and 12)

Non-controlling interest	118,374	141,378

Partners’ equity
Partners’ equity	644,592	708,174
Accumulated other comprehensive loss (note 9)	—	—

Total partners’ equity	644,592	708,174

Total liabilities and partners’ equity	3,694,835	3,589,148

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Restated — Note 16
	Three Months Ended March 31,
	2008	2007
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(43,118)	6,464
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 11)	43,792	(4,645)
Depreciation and amortization	16,072	15,819
Deferred income tax expense	80	649
Foreign currency exchange loss	33,781	4,597
Equity based compensation	88	92
Non-controlling interest	(23,006)	(659)
Accrued interest and other — net	1,864	(498)
Change in non-cash working capital items related to operating activities	1,479	(7,849)
Expenditures for drydocking	—	(164)

Net operating cash flow	31,032	13,806

FINANCING ACTIVITIES
Proceeds from long-term debt	78,642	326,312
Debt issuance costs	(1,083)	(232)
Excess of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation (note 10h)	—	(2,574)
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC (note 10i)	—	(18,548)
Repayments of long-term debt	(9,154)	(4,422)
Repayments of capital lease obligations	(2,241)	(2,185)
Advances from affiliates	5,708	(415)
Advances from joint venture partners	578	—
Repayment of joint venture partner advances	—	(3,676)
Decrease (increase) in restricted cash	942	(81,966)
Cash distributions paid	(20,552)	(16,506)

Net financing cash flow	52,840	195,788

INVESTING ACTIVITIES
Advances to joint venture	(3,085)	(151,474)
Purchase of Teekay Nakilat Holdings Corporation (note 10h)	—	(51,152)
Expenditures for vessels and equipment	(78,085)	(849)

Net investing cash flow	(81,170)	(203,475)

Increase in cash and cash equivalents	2,702	6,119
Cash and cash equivalents, beginning of the period	91,891	29,288

Cash and cash equivalents, end of the period	94,593	35,407

Supplemental Cash Flow Information (note 13)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ EQUITY
(in thousands of U.S. dollars and units)

	Restated — Note 16
	PARTNERS’ EQUITY
	Limited Partners				General
	Common		Subordinated		Partner	Total
	Units	$	Units	$	$	$
Balance as at December 31, 2007	22,540	454,459	14,735	227,133	26,582	708,174

Net loss	—	(25,553)	—	(16,703)	(862)	(43,118)
Cash distributions	—	(11,947)	—	(7,809)	(796)	(20,552)
Equity based compensation	—	52	—	34	2	88

Balance as at March 31, 2008	22,540	417,011	14,735	202,655	24,926	644,592

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1. Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or Teekay LNG), which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s restated audited consolidated financial statements for the year ended December 31, 2007, which are included on Form 20-F/A filed on December 2, 2008. In the opinion of management of Teekay GP L.L.C., the General Partner of Teekay LNG (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in partners’ equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired are retroactively adjusted to include the results of these vessels during the periods under common control of Teekay Corporation.
In January 2007, the Partnership acquired interests in a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter. This transaction was deemed to be business acquisition between entities under common control. As a result, the Partnership’s statement of cash flows for the three months ended March 31, 2007 reflects this vessel, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired it when the vessel began operations under the ownership of Teekay Corporation on April 1, 2003.
The accompanying financial statements have been restated. The nature of the restatement and the effect on the consolidated financial statement line items is discussed in Note 16 of the notes to the consolidated financial statements. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.
2. Fair Value Measurements
Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards (or SFAS) No. 157, Fair Value Measurements (or SFAS No. 157). In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following tables present the Partnership’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	March 31, 2008
	Asset / (Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreements — assets(1)	48,579		48,579
Interest rate swap agreements — liabilities (1)	(132,122)	—	(132,122)	—
Other derivatives (2)	(18,646)	—	—	(18,646)

(1)
The fair value of the Partnership’s interest rate swap agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows.

(2)
The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 10e). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates.

Changes in fair value during the three months ended March 31, 2008 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2007	(15,952)
Total unrealized losses reflected as a reduction of voyage revenues	(2,694)

Fair value at March 31, 2008	(18,646)

3. Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of liquefied natural gas (or LNG) carriers and a liquefied petroleum gas (or LPG) carrier subject to long-term, fixed-rate time charters to international energy companies. As at March 31, 2008, the Partnership’s liquefied gas segment consisted of seven LNG carriers and one LPG carrier. The Partnership’s Suezmax tanker segment consists of Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. As at March 31, 2008, the Partnership’s crude oil tanker fleet consisted of eight Suezmax tankers. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s restated audited consolidated financial statements for the year ended December 31, 2007. On April 1, 2008, we acquired two additional LNG carriers. See Note 12c.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents results for these segments for the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,
	2008			2007
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
		(restated)	(restated)		(restated)	(restated)

Voyage revenues	45,849	17,479	63,328	37,476	22,226	59,702
Voyage expenses	37	258	295	5	261	266
Vessel operating expenses	8,762	6,638	15,400	8,167	5,654	13,821
Depreciation and amortization	11,478	4,594	16,072	10,814	5,005	15,819
General and administrative (1)	1,967	1,993	3,960	1,788	1,730	3,518

Income from vessel operations	23,605	3,996	27,601	16,702	9,576	26,278

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31, 2008	December 31, 2007
	$	$
	(restated)

Liquefied gas segment	3,181,502	3,069,427
Suezmax tanker segment	406,201	410,749
Unallocated:
Cash and cash equivalents	94,593	91,891
Accounts receivable, prepaid expenses and other assets	12,539	17,081

Consolidated total assets	3,694,835	3,589,148

4. Leases and Restricted Cash
Capital Lease Obligations
RasGas II LNG Carriers. As at March 31, 2008, the Partnership owned an indirect 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the rentals payable under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at March 31, 2008, the commitments under these capital leases approximated $1,091.1 million, including imputed interest of $622.1 million, repayable as follows:

Year	Commitment
2008	$18.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
Thereafter	$977.1 million
Spanish-Flagged LNG Carrier. As at March 31, 2008, the Partnership was a party to a capital lease on one Spanish-flagged LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. The Partnership was a party to a similar Spanish tax lease for another LNG carrier (the Catalunya Spirit) until it purchased the vessel pursuant to the capital lease in December 2006. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at March 31, 2008, the commitments under this capital lease, including the purchase obligation, approximated 141.7 million Euros ($223.4 million), including imputed interest of 20.1 million Euros ($31.7 million), repayable as follows:

Year	Commitment
2008	24.4 million Euros ($38.5 million	)
2009	25.6 million Euros ($40.4 million	)
2010	26.9 million Euros ($42.4 million	)
2011	64.8 million Euros ($102.1 million	)
Suezmax Tankers. As at March 31, 2008, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at March 31, 2008, the remaining commitments under these capital leases, including the purchase obligations, approximated $230.6 million, including imputed interest of $19.4 million, repayable as follows:

Year	Commitment
2008	$129.7 million
2009	8.5 million
2010	8.4 million
2011	84.0 million
Restricted Cash
Under the terms of the capital leases for the four LNG carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligation to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 7). The interest rates earned on the deposits approximate the interest rates implicit in the leases.
As at March 31, 2008 and December 31, 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $489.8 million and $492.2 million, respectively. As at March 31, 2008 and December 31, 2007, the weighted-average interest rates earned on the deposits were 4.3% and 5.3%, respectively.
As at March 31, 2008 and December 31, 2007, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 124.4 million Euros ($196.0 million) and 122.8 million Euros ($179.2 million), respectively. As at March 31, 2008 and December 31, 2007, the weighted-average interest rate earned on the deposit was 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which totaled 5.6 million Euros ($8.8 million) and 5.3 million Euros ($7.8 million) as at March 31, 2008 and December 31, 2007, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
5. Intangible Assets and Goodwill
As at March 31, 2008 and December 31, 2007, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years. The carrying amount of intangible assets as at March 31, 2008 and December 31, 2007 is as follows:

	March 31,	December 31,
	2008	2007
	$	$

Gross carrying amount	182,552	182,552
Accumulated amortization	(33,900)	(31,617)

Net carrying amount	148,652	150,935

Amortization expense of intangible assets for each of the three-month periods ended March 31, 2008 and 2007 was $2.3 million.
The carrying amount of goodwill as at March 31, 2008 and December 31, 2007 for the Partnership’s reporting segments is as follows:

	Liquefied	Suezmax
	Gas	Tanker
	Segment	Segment	Total
	$	$	$
Balance as at March 31, 2008 and December 31, 2007	35,631	3,648	39,279

6. Advances to and from Joint Venture Partners

	March 31,	December 31,
	2008	2007
	$	$
	(restated)

Advances to QGTC Nakilat (1643-6) Holdings Corporation (see Note 10g)	21,448	9,631

Advances from BLT LNG Tangguh Corporation (see Note 10f)	1,179	615
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	14	—

Total advances from joint venture partners	1,193	615

Advances to and from joint venture partners are non-interest bearing and unsecured. The Partnership did not incur interest expense from the advances during the three months ended March 31, 2008 and 2007.
7. Long-Term Debt

	March 31,	December 31,
	2008	2007
	$	$
	(restated)

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	15,000	10,000
U.S. Dollar-denominated Term Loan due through 2019	440,205	446,435
U.S. Dollar-denominated Term Loan due through 2020(1)	881,779	808,138
U.S. Dollar-denominated Unsecured Loan(1)	1,144	1,144
U.S. Dollar-denominated Unsecured Demand Loan	15,624	16,002
Euro-denominated Term Loans due through 2023	476,393	443,992

Total	1,830,145	1,725,711
Less current portion	37,603	36,844
Less current portion(1)	63,448	34,665

Total	1,729,094	1,654,202

(1)	As at March 31, 2008, long-term debt related to newbuilding vessels to be delivered was $882.9 million (December 31, 2007 — $809.3 million). See Note 12a.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at March 31, 2008, the Partnership had two long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $436.4 million, of which $421.4 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the Revolvers reduces by $13.6 million (remainder of 2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011), $20.7 million (2012) and $343.9 million (thereafter). Both Revolvers may be used by the Partnership to fund General Partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership’s vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which as at March 31, 2008, totaled $440.2 million, of which $272.0 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million for three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and a guarantee from the Partnership.
Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)) owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The RasGas 3 Joint Venture owns four LNG newbuilding carriers (the RasGas 3 LNG Carriers), scheduled for delivery during 2008, and the related 25-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Nakilat (III), which caused the Partnership to become the primary beneficiary of this variable interest entity (see Note 12). Teekay Nakilat (III) has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2008, totaled $601.0 million and represents 100% of the RasGas 3 term loan which was used to fund advances on similar terms and conditions to the joint venture. Interest payments on the term loan are based on LIBOR plus a margin. The term loan requires quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral including an undertaking from Teekay Corporation. Upon transfer to the Partnership of Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) (see Note 12a), the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.
Teekay Tangguh Holdings Corporation (or Teekay Tangguh) owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). The Teekay Tangguh Joint Venture owns two LNG newbuilding carriers (or the Tangguh LNG Carriers), scheduled for delivery November 2008 and January 2009, respectively, and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Note 12). As at March 31, 2008, Teekay Tangguh Joint Venture had a loan facility, which, as at such date, provided for borrowings of up to $392.0 million, of which $111.2 million was undrawn. Prior to delivery of the vessels, interest payments on the loan are based on LIBOR plus margins. At March 31, 2008, the margins ranged between 0.30% and 0.80%. Following delivery of the vessels, interest payments on one tranche under the loan facility will be based on LIBOR plus 0.30%, while interest payments on the second tranche will be based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95 million bullet payment per vessel at the end of the twelve-year term. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral and is guaranteed by Teekay Corporation. Upon transfer of the ownership of Teekay Tangguh Joint Venture from Teekay Corporation to the Partnership, the rights and obligations of Teekay Corporation under the guarantee, may, upon the fulfillment of certain conditions, be transferred to the Partnership.
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at March 31, 2008, totaled $15.6 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced on February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which, as at March 31, 2008 totaled 302.4 million Euros ($476.4 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers, the Madrid Spirit and the Catalunya Spirit (see Note 4). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of the Partnership’s subsidiaries.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2008 and December 31, 2007 were 4.6% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 11). At March 31, 2008, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.9%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange losses of $33.9 million and $4.8 million, respectively, for the three months ended March 31, 2008 and March 31, 2007.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, and a maximum level of leverage be maintained, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans or the Revolvers.
8. Other Loss — Net

	Three Months Ended March 31,
	2008	2007
	$	$
	(restated)	(restated)
Income tax expense	(80)	(649)
Miscellaneous	(65)	(67)

Other loss — net	(145)	(716)

9. Comprehensive (Loss) Income

	Three Months Ended March 31,
	2008	2007
	$	$
	(restated)	(restated)
Net (loss) income and comprehensive (loss) income	(43,118)	6,464

10. Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the three months ended March 31, 2008 and 2007, the Partnership incurred $1.5 million and $1.4 million, respectively, of these costs.
b) The Partnership reimburses the General Partner for all expenses necessary or appropriate for the conduct of the Partnership’s business. During the three months ended March 31, 2008 and 2007, the Partnership incurred $0.2 million and $0.1 million, respectively, of these costs.
c) The Partnership is a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers. During the three months ended March 31, 2008 and 2007, the Partnership incurred $0.4 million and $0.1 million of these costs, respectively.
d) In connection with the Partnership’s IPO in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.
In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
e) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 18 years, although the charterer has the right to terminate the time charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the three months ended March 31, 2008 and 2007, the Partnership incurred nil and $0.9 million respectively, of amounts owing to Teekay Corporation as a result of this agreement (see Note 11).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
f) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two newbuilding Tangguh LNG Carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The purchase will occur upon the delivery of the first newbuilding, which is scheduled for November 2008. The estimated purchase price (net of assumed debt) for Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture is $85.1 million, which will depend upon the total construction cost of the vessels. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation has contracted to construct the two double-hull Tangguh LNG Carriers of 155,000 cubic meters each at a total delivered cost of approximately $376.9 million, excluding capitalized interest, of which the Partnership will be responsible for 70%. As at March 31, 2008, payments made towards these commitments by the Teekay Tangguh Joint Venture totaled $303.3 million, excluding $21.8 million of capitalized interest and other miscellaneous construction costs, and long-term financing arrangements existed for all of the remaining $73.6 million unpaid cost of the LNG carriers. As at March 31, 2008, the scheduled timing for these remaining payments were $37.6 million in 2008 and $36.0 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for November 2008 and January 2009. The Partnership will have operational responsibility for the vessels in this project. The remaining 30% interest in the Teekay Tangguh Joint Venture relating to this project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
g) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 40% interest in the RasGas 3 Joint Venture, which owns the four newbuilding RasGas 3 LNG Carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of an LNG project in Qatar. The purchase occurred upon the delivery of the first newbuilding on May 6, 2008. The estimated purchase price (net of assumed debt) for Teekay Corporation’s 40% interest in the RasGas 3 Joint Venture is $109.1 million, which depends upon the total construction cost of the vessels. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. Teekay Corporation has contracted to construct the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each at a total delivered cost of approximately $1.0 billion, excluding capitalized interest, of which the Partnership will be responsible for 40%. As at March 31, 2008, payments made towards these commitments by the RasGas 3 Joint Venture totaled $801.3 million, excluding capitalized interest and other miscellaneous construction costs (of which Teekay Corporation’s 40% contribution was $320.5 million), and long-term financing arrangements existed for all the remaining $200.3 million unpaid cost of the LNG carriers, to be made in 2008. The charters will commence upon vessel deliveries, with the first occurring on May 6, 2008 and the remaining deliveries scheduled between end of the second quarter and third quarter of 2008. The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3). The Partnership will have operational responsibility for the vessels in this project, although the joint venture partner may assume operational responsibility beginning 10 years following delivery of the vessels.
Teekay Nakilat (III) and QGTC 3 are joint and several borrowers with respect to the RasGas 3 term loan and interest rate swap agreements. As a result, the Partnership has reflected on its balance sheet 100 percent of the RasGas 3 term loan and interest rate swap agreements rather than only 40% of such amounts. The loan and the joint venture partner’s share of the swap obligations are reflected as advances to joint venture and advances to joint venture partner, respectively.
h) On October 31, 2006, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to three LNG carriers delivered in late 2006 and early 2007 (the RasGas II LNG Carriers). The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $75.1 million during 2007. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets of $10.5 million was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier in October 2006. The remaining two LNG carriers were delivered during the first quarter of 2007.
i) In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The excess of the book value over the purchase price of the vessel was accounted for as an equity contribution by Teekay Corporation. The purchase was financed with one of the Partnership’s revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of eight years.
j) In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during 2007. Since Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers, the Partnership’s exposure was limited to fourteen days of off-hire, of which seven days was recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to the Partnership for loss-of-hire for the three months ended March 31, 2008.
k) As at March 31, 2008, non-interest bearing advances from affiliates totaled $46.4 million (December 31, 2007 — $40.3 million). These advances are unsecured and have no fixed repayment terms.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
11. Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purpose.
At March 31, 2008, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract was $18.6 million. Realized and unrealized gains (losses) relating to this agreement have been reflected in voyage revenues. Unrealized mark-to-market gains (losses) included in voyage revenues related to this agreement were $(2.7) million and $1.4 million, respectively, for the three months ended March 31, 2008 and 2007.
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits. The net gain or loss on the Partnership’s interest rate swaps has been reported in interest expense (economic hedges of USD LIBOR denominated borrowings) and interest income (USD LIBOR denominated restricted cash deposits) in the unaudited consolidated statements of (loss) income. Unrealized gains (losses) related to interest rate swaps included in interest expense were $(67.3) million and $7.3 million, respectively, for the three months ended March 31, 2008 and 2007. Unrealized gains (losses) related to interest rate swaps included in interest income were $26.2 million and $(4.1) million, respectively, for the three months ended March 31, 2008 and 2007. As at March 31, 2008, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
	Interest	Principal	Amount of	Average	Fixed Interest
	Rate	Amount	Asset (Liability)	Remaining Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	500,107	(26,029)	28.8	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	229,630	(40,806)	11.0	6.2
U.S. Dollar-denominated interest rate swaps (restated) (3)	LIBOR	750,000	(65,287)	12.1	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	480,073	23,308	28.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	476,393	25,271	16.2	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at March 31, 2008, ranged from 0.3% to 0.9% (see Note 7).

(2)	Principal amount reduces quarterly upon delivery of each LNG newbuilding.

(3)
Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat (III), variable interest entities in which the Partnership is the primary beneficiary. Inception dates of swaps are 2006 ($400.0 million), 2007 ($100.0 million) and 2009 ($250.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($110.6 million) by the maturity dates of the swap agreements.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreement. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
12. Commitments and Contingencies
(a) On November 1, 2006, the Partnership entered into an agreement with Teekay Corporation to purchase (i) its 100% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture and (ii) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture (see Notes 10e and 10f). The Teekay Tangguh Joint Venture owns the two newbuilding Tangguh LNG carriers and the related 20-year time charters. The RasGas 3 Joint Venture owns the four newbuilding RasGas 3 LNG carriers and the related 25-year time charters. The purchases occur upon the delivery of the first newbuildings for the respective projects, which is scheduled for November 2008 for the Tangguh project and which occurred May 6, 2008 for the RasGas 3 project. The Partnership’s purchase price for these projects, which depends upon the total construction costs of the vessels, is estimated to be $85.1 million for the 70% interest in the Teekay Tangguh Joint Venture and $109.1 million for the 40% interest in the RasGas 3 Joint Venture.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Upon delivery of the first RasGas 3 LNG Carrier on May 6, 2008, Teekay Corporation sold its interest in Teekay Nakilat III to the Partnership in exchange for a non-interest bearing and unsecured promissory note. The estimated purchase price of $109.1 million remains subject to refinement upon determination of the final construction costs of all four RasGas 3 LNG Carriers.
In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. In addition, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities are VIE’s and the Partnership became their primary beneficiary on November 1, 2006, upon its agreement to acquire all of Teekay Corporation’s interests in these entities. The assets and liabilities of Teekay Tangguh and Teekay Nakilat (III) are reflected in the Partnership’s financial statements at historical cost as the Partnership and these two VIE’s are under common control.
The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat (III) as at March 31, 2008 and December 31, 2007:

	March 31,	December 31,
	2008	2007
	$	$
	(restated)
ASSETS
Cash and cash equivalents	50,687	54,711
Advances on newbuilding contracts	318,551	240,773
Investment in and advances to joint ventures	696,264	693,242
Advances to joint venture partner	21,448	9,631
Other assets	10,563	9,465

Total assets	1,097,513	1,007,822

LIABILITIES AND SHAREHOLDER’S EQUITY
Accounts payable	49	173
Accrued liabilities	12,436	4,799
Advances from affiliates and joint venture partners	28,758	23,961
Long-term debt relating to newbuilding vessels to be delivered	882,923	809,282
Other long-term liabilities	54,972	28,211

Total liabilities	979,138	866,426
Non-controlling interest	15,880	20,364
Total shareholder’s equity	102,495	121,032

Total liabilities and shareholder’s equity	1,097,513	1,007,822

The Partnership’s maximum exposure to loss at March 31, 2008, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Teekay Nakilat (III), is limited to the respective purchase prices of such interests, which are expected to be $85.1 million and $109.1 million.
(b) In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between late 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance their acquisition through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed rates for a period of 15 years.
(c) In December 2007, Teekay Corporation acquired two 1993-built LNG vessels (the Kenai LNG Carriers) from a joint venture between Marathon Oil Corporation and ConocoPhillips (or the Kenai Carriers) for a total cost of $230.0 million and chartered back the vessels to the seller until April 2009 (with options exercisable by the charterer to extend up to an additional seven years). The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan. In March 2008, the Partnership agreed to acquire these two vessels effective April 1, 2008 from Teekay Corporation for a total cost of $230.0 million and immediately charter the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay to extend up to an additional fifteen years). The Partnership has financed the acquisition with borrowings under its undrawn revolving credit facilities.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
13. Supplemental Cash Flow Information
Upon delivery of the last two RasGas II Carriers in the first quarter of 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows for the three months ended March 31, 2007.
14. Partners’ Capital and Net Income (Loss) Per Unit
Partners’ Capital
At March 31, 2008, of our total units outstanding, 36% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
Limited Partners’ Rights
Significant rights of the limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.

•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage our activities.

•
The General Partner may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding units voting as a single class, including units held by the partnership’s General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
For the purposes of the net income (loss) per unit calculation as defined below, during the quarter ended March 31, 2008, the Partnership incurred a net loss and, consequently, the assumed distributions of net loss resulted in equal distributions of net loss between the subordinated unit holders and common unit holders. During the quarter ended March 31, 2007, net income did not exceed the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distributions of net income resulted in unequal distributions of net income between the subordinated unit holders and common unit holders.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.65	75%	25%
Above $0.65	50%	50%
During the quarters ended March 31, 2008 and March 31, 2007, net income did not exceed $0.4625 per unit and, consequently, the assumed distributions of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income (loss) per unit calculation.
Net Income (Loss) Per Unit
Net income per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to the General Partner’s interest, by the weighted-average number of units outstanding during the period.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unitholders’ and subordinated unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s Partnership Agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).
15. Other Information
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels, if constructed, will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.
16. Restatement of Previously Issued Financial Statements
a. Derivative Instruments and Hedging Activities
In August 2008, the Partnership commenced a review of its application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Partnership concluded that its derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133 for the three months ended March 31, 2008 and 2007. The Partnership’s findings were as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Partnership’s review, the Partnership concluded that the prospective hedge effectiveness assessment that was conducted for certain of our interest rate swaps on the date of designation was not sufficient to conclude that the interest rate swaps would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that hedge documentation should specify the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of the Partnership’s interest rate swaps did not clearly specify the method to be used to measure hedge.

•
Certain of the Partnership’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Partnership used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

•
One of our Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. Prior to April 2007, this agreement with Teekay Corporation was not accounted for as a derivative agreement subject to the provisions of SFAS No. 133, and after April 2007, the agreement did not qualify for hedge accounting treatment under SFAS No.133.

Accordingly, for accounting purposes the Partnership should have reflected the change in fair value of these derivative instruments as increases or decreases to its net income (loss) on its consolidated statements of (loss) income, instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’ equity on the consolidated balance sheets and statement of changes in partners’ equity.
The change in accounting for these transactions does not affect the Partnership’s cash flows, liquidity, or cash distribution to partners.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
b. Vessels Acquired from Teekay Corporation
In connection with the Partnership assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141 Business Combinations, and is effective for fiscal years beginning after December 15, 2008, the Partnership re-assessed its accounting treatment of interests in vessels it purchased from Teekay Corporation subsequent to the Partnership’s initial public offering in May 2005. The Partnership has historically treated the acquisition of interest in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby the Partnership’s consolidated financial statements prior to the date these vessels were acquired by the Partnership would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that the Partnership and the acquired vessels were both under common control of Teekay Corporation and had began operations. Although substantially all of the value relating to these transactions are attributable to the vessels and associated contracts, the Partnership now has determined that the acquisitions should have been accounted for as business acquisitions under United States generally accepted accounting principles (or GAAP).
The impact of the retroactive Dropdown Predecessor adjustments does not affect limited partners’ interest in net income, earnings per unit, or cash distributions to partners.
In January 2007, the Partnership acquired interests in a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter. This transaction was deemed to be business acquisition between entities under common control. As a result, the Partnership’s statement of cash flows for the three months ended March 31, 2007 reflects this vessel as if the Partnership had acquired it when the vessel began operations under the ownership of Teekay Corporation on April 1, 2003.
c. Gross-up Presentation of RasGas 3 Joint Venture and Other
Subsequent to the release of its preliminary second quarter financial results, the Partnership reviewed and revised its financial statement presentation of debt and interest rate swap agreements related to its joint venture interest in the RasGas 3 LNG carriers. As a result, certain of the Partnership’s assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect the Partnership’s net income, cash flow, liquidity, cash distributions or partners’ equity in any period, are described below.
Through a wholly-owned subsidiary, which is a VIE of the Partnership, Teekay Corporation owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, the Partnership recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in its financial statements. The Partnership has made adjustments to its balance sheet to reflect 100 percent of the RasGas 3 term loan and interest rate swap obligations, as well as offsetting increases in assets, for the fourth quarter of 2006 through the first quarter of 2008. The Partnership has also made adjustments to its statements of (loss) income to reflect 100 percent of the interest expense on the RasGas 3 term loan with an offsetting amount to interest income from its advances to the joint venture. These RasGas 3 adjustments do not result in any increase to the Partnership’s net exposure. The Partnership has also restated certain other items primarily related to accounting for the non-controlling interest in the Partnership’s joint venture and VIEs. Certain of the previously reported figures have been reclassified to conform to the presentation adopted for the restatements.
As a result of the conclusions described above in this Note 16, the Partnership is restating herein its historical balance sheets as of March 31, 2008 and December 31, 2007; its statements of (loss) income, cash flows and changes in partners’ equity for the three months ended March 31, 2008 and 2007.
The following table sets forth a reconciliation of previously reported and restated net income (loss) as of the date and for the periods shown (in thousands of US dollars):

	Net (Loss) Income
	Three Months Ended March 31,
	2008	2007
	$	$

As previously reported	(25,000)	1,402
Adjustments:
Derivative Instruments	(17,785)	5,975
Other	(333)	(913)

As restated	(43,118)	6,464

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated statement of loss for the three months ended March 31, 2008 (in thousands of U.S. dollars, except unit and per unit amounts):

	Three Months Ended March 31, 2008
		Adjustments
			Gross-up
		Derivative	Presentation
	As Reported	Instruments	and Other	As Restated
	$	$	$	$

VOYAGE REVENUES	66,022	(2,694)	—	63,328

OPERATING EXPENSES
Voyage expenses	295	—	—	295
Vessel operating expenses	15,400	—	—	15,400
Depreciation and amortization	16,072	—	—	16,072
General and administrative	3,960	—	—	3,960

Total operating expenses	35,727	—	—	35,727

Income from vessel operations	30,295	(2,694)	—	27,601

OTHER ITEMS
Interest expense	(33,058)	(64,791)	(4,631)	(102,480)
Interest income	11,947	26,213	4,631	42,791
Foreign currency exchange loss	(33,891)	—	—	(33,891)
Other (loss) income — net	(388)	243	—	(145)

Total other items	(55,390)	(38,335)	—	(93,725)

Loss before non-controlling interest	(25,095)	(41,029)	—	(66,124)
Non-controlling interest	95	23,244	(333)	23,006

Net loss	(25,000)	(17,785)	(333)	(43,118)

General partner’s interest in net loss	(500)			(862)
Limited partners’ interest:
Net loss	(24,500)			(42,256)
Net loss per:
• Common unit (basic and diluted)	(0.66)			(1.13)
• Subordinated unit (basic and diluted)	(0.66)			(1.13)
• Total unit (basic and diluted)	(0.66)			(1.13)

Weighted-average number of units outstanding:
• Common units (basic and diluted)	22,540,547			22,540,547
• Subordinated units (basic and diluted)	14,734,572			14,734,572
• Total units (basic and diluted)	37,275,119			37,275,119
Cash distributions declared per unit	0.53			0.53

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated statement of income (loss) for the three months ended March 31, 2007 (in thousands of U.S. dollars, except unit and per unit amounts):

	Three Months Ended March 31, 2007
		Adjustments
			Gross-up
		Derivative	Presentation
	As Reported	Instruments	and Other	As Restated
	$	$	$	$

VOYAGE REVENUES	58,329	1,373	—	59,702

OPERATING EXPENSES
Voyage expenses	266	—	—	266
Vessel operating expenses	13,821	—	—	13,821
Depreciation and amortization	15,819	—	—	15,819
General and administrative	3,518	—	—	3,518

Total operating expenses	33,424	—	—	33,424

Income from vessel operations	24,905	1,373	—	26,278

OTHER ITEMS
Interest (expense) gain	(30,347)	8,354	(2,847)	(24,840)
Interest income (loss)	11,097	(4,061)	2,847	9,883
Foreign currency exchange loss	(4,800)	—	—	(4,800)
Other loss — net	(520)	(196)	—	(716)

Total other items	(24,570)	4,097	—	(20,473)

Income before non-controlling interest	335	5,470	—	5,805
Non-controlling interest	1,067	505	(913)	659

Net income (loss)	1,402	5,975	(913)	6,464

General partner’s interest in net income	28			129
Limited partners’ interest:
Net income	1,374			6,335
Net income per:
• Common unit (basic and diluted)	0.07			0.31
• Subordinated unit (basic and diluted)	—			—
• Total unit (basic and diluted)	0.04			0.18

Weighted-average number of units outstanding:
• Common units (basic and diluted)	20,240,547			20,240,547
• Subordinated units (basic and diluted)	14,734,572			14,734,572
• Total units (basic and diluted)	34,975,119			34,975,119
Cash distributions declared per unit	0.4625			0.4625

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated balance sheet as of March 31, 2008 (in thousands of U.S. dollars):

	As at March 31, 2008
		Adjustments
			Gross-up
		Derivative	Presentation
	As Reported	Instruments	and Other	As Restated
	$	$	$	$
ASSETS
Current
Cash and cash equivalents	94,593	—	—	94,593
Restricted cash — current	31,235	—	—	31,235
Accounts receivable	6,405	—	—	6,405
Prepaid expenses	4,814	—	—	4,814
Other current assets	12,097	—	—	12,097
Advances to joint venture partner	—	—	4,600	4,600
Advances to joint venture	—	—	11,268	11,268

Total current assets	149,144	—	15,868	165,012

Restricted cash — long-term	663,321	—	—	663,321

Vessels and equipment
At cost, less accumulated depreciation	655,693	—	—	655,693
Vessels under capital lease, at cost, less accumulated depreciation	926,338	—	—	926,338
Advances on newbuilding contracts	318,551	—	—	318,551

Total vessels and equipment	1,900,582	—	—	1,900,582

Investment in and advances to joint venture	335,670	—	349,326	684,996
Advances to joint venture partner	—	—	16,848	16,848
Other assets	86,444	—	(10,299)	76,145
Intangible assets — net	148,652	—	—	148,652
Goodwill	39,279	—	—	39,279

Total assets	3,323,092	—	371,743	3,694,835

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	8,071	—	—	8,071
Accrued liabilities	42,616	—	4,600	47,216
Unearned revenue	5,510	—	—	5,510
Current portion of long-term debt	89,783	—	11,268	101,051
Current obligations under capital lease	154,257	—	—	154,257
Advances from joint venture partners	1,193	—	—	1,193
Advances from affiliates	46,352	—	—	46,352

Total current liabilities	347,782	—	15,868	363,650

Long-term debt	1,379,768	—	349,326	1,729,094
Long-term obligations under capital lease	717,631	—	—	717,631
Other long-term liabilities	104,646	—	16,848	121,494

Total liabilities	2,549,827	—	382,042	2,931,869

Commitments and contingencies

Non-controlling interest	153,611	—	(35,237)	118,374

Partners’ equity
Partners’ equity	712,632	(68,709)	669	644,592
Accumulated other comprehensive loss	(92,978)	68,709	24,269	—

Total partners’ equity	619,654	—	24,938	644,592

Total liabilities and partners’ equity	3,323,092	—	371,743	3,694,835

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s audited consolidated balance sheet as of December 31, 2007 (in thousands of U.S. dollars):

	December 31, 2007
		Adjustments
			Gross-up
	As	Derivative	Presentation	As
	Reported	Instruments	and Other	Restated
	$	$	$	$
ASSETS
Current
Cash and cash equivalents	91,891	—	—	91,891
Restricted cash	26,662	—	—	26,662
Accounts receivable	10,668	—	—	10,668
Prepaid expenses	5,119	—	—	5,119
Other current assets	1,294	—	—	1,294
Advances to joint venture	—	—	7,512	7,512

Total current assets	135,634	—	7,512	143,146

Restricted cash — long-term	652,567	—	—	652,567

Vessels and equipment
At cost, less accumulated depreciation	661,673	—	—	661,673
Vessels under capital leases, at cost, less accumulated depreciation	934,058	—	—	934,058
Advances on newbuilding contracts	240,773	—	—	240,773

Total vessels and equipment	1,836,504	—	—	1,836,504

Investment in and advances to joint venture	332,648	—	353,082	685,730
Advances to joint venture partner	—	—	9,631	9,631
Other assets	79,244	—	(7,888)	71,356
Intangible assets — net	150,935	—	—	150,935
Goodwill	39,279	—	—	39,279

Total assets	3,226,811	—	362,337	3,589,148

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	8,604	—	—	8,604
Accrued liabilities	28,521	—	—	28,521
Unearned revenue	5,462	—	—	5,462
Current portion of long-term debt	63,997	—	7,512	71,509
Current obligation under capital leases	150,791	—	—	150,791
Advances from joint venture partners	615	—	—	615
Advances from affiliates	40,335	—	—	40,335

Total current liabilities	298,325	—	7,512	305,837

Long-term debt	1,301,120	—	353,082	1,654,202
Long-term obligation under capital leases	706,489	—	—	706,489
Other long-term liabilities	63,437	—	9,631	73,068

Total liabilities	2,369,371	—	370,225	2,739,596

Commitments and contingencies
Non-controlling interest	158,077	—	(16,699)	141,378
Partners’ equity
Partners’ equity	758,097	(50,926)	1,003	708,174
Accumulated other comprehensive loss	(58,734)	50,926	7,808	—

Total partners’ equity	699,363	—	8,811	708,174

Total liabilities and partners’ equity	3,226,811	—	362,337	3,589,148

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated statements of cash flows for the three months ended March 31, 2008 (in thousands of U.S. dollars):

	Three Months Ended March 31, 2008
		Adjustments
			Gross-up
		Derivative	Presentation
	As Reported	Instruments	and Other	As Restated
	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net loss	(25,000)	(17,785)	(333)	(43,118)
Non-cash items:
Unrealized loss on derivative instruments	1,625	42,167	—	43,792
Depreciation and amortization	16,072	—	—	16,072
Deferred income tax expense (recovery)	323	(243)	—	80
Foreign currency exchange loss	33,781	—	—	33,781
Equity based compensation	88	—	—	88
Non-controlling interest	(95)	(23,244)	333	(23,006)
Accrued interest and other — net	2,759	(895)	—	1,864
Change in non-cash working capital items related to operating activities	1,479	—	—	1,479

Net operating cash flow	31,032	—	—	31,032

FINANCING ACTIVITIES
Proceeds from long-term debt	78,642	—	—	78,642
Debt issuance costs	(1,083)	—	—	(1,083)
Repayments of long-term debt	(9,154)	—	—	(9,154)
Repayments of capital lease obligations	(2,241)	—	—	(2,241)
Advances from affiliates	5,708	—	—	5,708
Advances from joint venture partners	578	—	—	578
Decrease in restricted cash	942	—	—	942
Cash distributions paid	(20,552)	—	—	(20,552)

Net financing cash flow	52,840	—	—	52,840

INVESTING ACTIVITIES
Advances to joint venture	(3,085)	—	—	(3,085)
Expenditures for vessels and equipment	(78,085)	—	—	(78,085)

Net investing cash flow	(81,170)	—	—	(81,170)

Increase in cash and cash equivalents	2,702	—	—	2,702
Cash and cash equivalents, beginning of period	91,891	—	—	91,891

Cash and cash equivalents, end of period	94,593	—	—	94,593

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s unaudited consolidated statements of cash flows for the three months ended March 31, 2007 (in thousands of U.S. dollars):

	Three Months Ended March 31, 2007
		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Adjustments	Predecessor	and Other	Restated
	$	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	1,402	5,975	—	(913)	6,464
Non-cash items:
Unrealized loss (gain) on derivative instruments	114	(4,759)	—	—	(4,645)
Depreciation and amortization	15,819	—	—	—	15,819
Deferred income tax expense	453	196	—	—	649
Foreign currency exchange loss	4,597	—	—	—	4,597
Equity based compensation	92	—	—	—	92
Non-controlling interest	(1,067)	(505)	—	913	(659)
Accrued interest and other — net	409	(907)	—	—	(498)
Change in non-cash working capital items related to operating activities	(7,849)	—	—	—	(7,849)
Expenditures for drydocking	(164)	—	—	—	(164)

Net operating cash flow	13,806	—	—	—	13,806

FINANCING ACTIVITIES
Proceeds from long-term debt	236,439	—	—	89,873	326,312
Debt issuance costs	(232)	—	—	—	(232)
Excess of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation (note 10h)	—	—	—	(2,574)	(2,574)
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC	—	—	(18,548)	—	(18,548)
Repayments of long-term debt	(4,422)	—	—	—	(4,422)
Repayments of capital lease obligations	(2,185)	—	—	—	(2,185)
Advances to affiliates	—	—	(415)	—	(415)
Repayment of joint venture partner advances	(3,676)	—	—	—	(3,676)
Increase in restricted cash	(81,966)	—	—	—	(81,966)
Cash distributions paid	(16,506)	—	—	—	(16,506)

Net financing cash flow	127,452	—	(18,963)	87,299	195,788

INVESTING ACTIVITIES
Advances to joint venture	(61,601)	—	—	(89,873)	(151,474)
Purchase of Teekay Nakilat Holdings Corporation	(53,726)	—	—	2,574	(51,152)
Purchase of Dania Spirit LLC	(18,546)	—	18,546	—	—
Expenditures for vessels and equipment	(849)	—	—	—	(849)

Net investing cash flow	(134,722)	—	18,546	(87,299)	(203,475)

Increase in cash and cash equivalents	6,536	—	(417)	—	6,119
Cash and cash equivalents, beginning of period	28,871	—	417	—	29,288

Cash and cash equivalents, end of period	35,407	—	—	—	35,407

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2008
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
Restatement of Previously Issued Financial Statements
The discussion and analysis below reflects the impact of our restatement. Please read Item 1 – Financial Statements: Note 16 – Restatement of Previously Issued Financial Statements for a more detailed discussion of our restated results and the basis for them. The following table sets forth a reconciliation of previously reported and restated net income (loss) for the periods shown (in thousands of US dollars):

	Net (Loss) Income
	Three Months Ended March 31,
	2008	2007
	$	$

Net (loss) income, as previously reported	(25,000)	1,402
Adjustments:
Derivative Instruments	(17,785)	5,975
Other	(333)	(913)

Net (loss) income, as restated	(43,118)	6,464

OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in November 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
SIGNIFICANT DEVELOPMENTS IN 2008
Follow-On Offering
On April 23, 2008, we completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.75 million. Subsequently, on May 8, 2008, the underwriters exercised 50 percent, or 375,000 common units, of their over-allotment option for an additional $10.8 million in gross proceeds to us. Concurrent with the public offering, Teekay Corporation acquired 1.74 million of our common units at the same public offering price for a total cost of $50.0 million. As a result of the above transactions, we raised gross equity proceeds of $208.7 million (including the General Partner’s proportionate capital contribution), and Teekay Corporation’s ownership of us has been reduced from 63.7 percent to 57.7 percent (including its 2 percent General Partner interest). The total net proceeds from the offerings of approximately $202.5 million were used to reduce amounts outstanding under our revolving credit facilities which were and will be used to fund the acquisitions of the Kenai and RasGas 3 LNG vessels.
Kenai LNG
In December 2007, Teekay Corporation acquired the two 1993-built LNG carriers (the Kenai LNG Carriers) from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million and chartered back the vessels to the seller until April 2009 (with options exercisable by the charterer to extend up to an additional seven years). The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan.
Teekay Corporation offered these vessels to us in accordance with existing agreements. On April 1, 2008, we acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately chartered the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay to extend up to an additional fifteen years). The charter rate is fixed, and does not provide Teekay Corporation with a profit over the net charter rate Teekay Corporation receives from the Marathon Oil Corporation/ConocoPhillips joint venture unless the joint venture exercises its option to extend the term in which case Teekay Corporation will recognize a profit. The charter rate also adjusts to account for changes in vessel operating expenses, and provides for Teekay Corporation to pay for drydocking costs (although under the charters the vessels are considered off-hire during drydock).
If the Marathon Oil Corporation/ConocoPhillips joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to floating storage and re-gasification units (or FSRU). If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, we would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to us, we have agreed that it will not be required to offer to us any re-charter opportunity for the carriers and it will share in the profits of any future charter or FSRU project in excess of a specified rate of return for us. We have granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.

RasGas 3 LNG
On May 6, 2008, the first of four newbuilding carriers (the RasGas 3 LNG Carriers) was delivered which will service expansion of an LNG project in Qatar. Based on a November 1, 2006 agreement that we entered into with Teekay Corporation, upon delivery of that vessel, Teekay Corporation sold to us its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture), in exchange for a non-interest bearing and unsecured promissory note from us. The estimated purchase price of $109.1 million is subject to refinement upon determination of the final construction costs of all four RasGas 3 LNG Carriers. Please read Item 1—Financial Statements: Note 10g—Related Party Transactions.
Skaugen Multigas
On May 14, 2008, we agreed to acquire two advanced 12,000 cbm Multigas ships capable of carrying LNG, LPG and Ethylene for a total cost of approximately $94 million. Teekay Corporation has agreed to takeover the existing shipbuilding contracts for these vessels from subsidiaries of IM Skaugen ASA (Skaugen) and we have agreed to acquire the vessels upon their delivery. The vessels are expected to deliver in the first and second quarter of 2010 at which time they will immediately commence service on 15 year fixed-rate charters to Skaugen.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels if constructed will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe), which hold 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. Descriptions of key terms and concepts are included in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2007.
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect the consolidation of Teekay Tangguh and Teekay Nakilat (III). On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Holdings Corporation (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Joint Venture), and (b) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture. Teekay Tangguh Joint Venture owns two LNG newbuildings (or the Tangguh LNG Carriers) and related 20-year time charters. RasGas 3 Joint Venture owns four LNG newbuildings (or the RasGas 3 LNG Carriers) and the related 25-year time charters. The purchases occur upon the delivery of the first newbuildings for the respective projects, which has occurred for the RasGas 3 Joint Venture and which is scheduled for November 2008 for the Teekay Tangguh Joint Venture. We have been required to consolidate Teekay Tangguh and Teekay Nakilat (III) in our consolidated financial statements since November 1, 2006, as both entities are variable interest entities and we are their primary beneficiary. Please read Item 1 — Financial Statements: Notes 10(f) and 10(g) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.

•
The size of our fleet will change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “- Liquefied Gas Segment” below for further details about future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed a certain threshold amount. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the Teide Spirit charter.

•
Our vessel operating costs are facing industry-wide cost pressures. The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage has resulted in crewing wage inflation during 2007 and this trend may continue into 2008.

We manage our business and analyze and report our results of operations on the basis of two business segments: a liquefied gas segment and a Suezmax tanker segment.
Liquefied Gas Segment
Our fleet includes ten LNG carriers (including the Kenai LNG Carriers we acquired April 1, 2008 and one RasGas 3 LNG Carrier delivered on May 6, 2008) and one LPG carrier. All of our LNG and LPG carriers operate under long-term, fixed-rate time charters. In addition, we expect our liquefied gas segment to increase due to the following:
•
As discussed above, we have agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture and have acquired, subsequent to March 31, 2008, its 40% interest in the RasGas 3 Joint Venture. The three remaining RasGas 3 LNG Carriers are expected to deliver during the end of the second quarter and third quarter of 2008. Please read Item 1 — Financial Statements: Note 12(a) — Commitments and Contingencies.

•
We have agreed to acquire the three LPG carriers (or the Skaugen LNG Carriers) from I.M. Skaugen ASA (or Skaugen), for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between late 2008 and mid-2009.

•
We have agreed to acquire two Multigas carriers (or the Skaugen Multigas Carriers) from Teekay Corporation for a total cost of approximately $94 million. The vessels are expected to deliver during the first and second quarter of 2010.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before delivery of the four newbuilding LNG carriers. Please read Item 1 — Financial Statements: Note 15 — Other Information.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended March 31,
calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	45,849	37,476	22.3
Voyage expenses	37	5	640.0

Net voyage revenues	45,812	37,471	22.3
Vessel operating expenses	8,762	8,167	7.3
Depreciation and amortization	11,478	10,814	6.1
General and administrative (1)	1,967	1,788	10.0

Income from vessel operations	23,605	16,702	41.3

Operating Data:
Revenue Days (A)	722	625	15.5
Calendar-Ship-Days (B)	728	662	10.0
Utilization (A)/(B)	99.2%	94.4%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to each segment based on estimated use of corporate resources.
We operated seven LNG carriers during each of the three-month periods ended March 31, 2008 and March 31, 2007. During 2007, we took delivery of two LNG carriers (the RasGas II LNG Carriers) in January and February 2007, respectively (collectively, the 2007 RasGas II Deliveries) as well as one LPG carrier, the Dania Spirit, in January 2007. Our total calendar-ship-days increased for the three months ended March 31, 2008, primarily due to the full operation in the first quarter of 2008 of the two RasGas II LNG Carriers, which were delivered and partially operated under their 20-year fixed-rate charters in the first quarter of 2007.
During February 2008 our LNG carrier, the Catalunya Spirit, incurred approximately 5.5 days of offhire due to the loss of propulsion. The cost of the repairs is estimated to be approximately $0.7 million and we expect $0.5 million to be recoverable under a protection and indemnity policy. The vessel has been repaired and resumed normal operations.

Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2008, from the same period last year, primarily as a result of:
•	an increase of $5.9 million due to the 2007 RasGas II Deliveries during the first quarter of 2007; and

•
an increase of $2.9 million for the three months ended March 31, 2008, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by:
•	a decrease of $0.5 million for the three months ended March 31, 2008, due to the Catalunya Spirit being off-hire for 5.5 days during 2008, as discussed above.
Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2008, from the same period last year, primarily as a result of:
•
an increase of $0.6 million for the three months ended March 31, 2008, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

•	an increase of $1.0 million for the three months ended March 31, 2008, due to the 2007 RasGas II Deliveries during the first quarter of 2007; and

•	an increase of $0.2 million for the three months ended March 31, 2008, relating to the cost of the repairs completed on the Catalunya Spirit during the first quarter of 2008;
partially offset by
•	a decrease of $1.6 million from crew training costs incurred in connection with delivery for the two RasGas II LNG Carriers that delivered in the first quarter of 2007.
Depreciation and Amortization. Depreciation and amortization expense increased for the three months ended March 31, 2008, from the same period last year, primarily as a result of an increase of $0.6 million from the 2007 RasGas II Deliveries.
Suezmax Tanker Segment
We have eight Suezmax-class, double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time charters.
The following table compares our Suezmax tanker segment’s operating results for the three months ended March 31, 2008 and 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2008 and 2007 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended March 31,
calendar-ship-days and percentages)	2008	2007	% Change
	(restated)	(restated)	(restated)

Voyage revenues	17,479	22,226	(21.4)
Voyage expenses	258	261	(1.2)

Net voyage revenues	17,221	21,965	(21.6)
Vessel operating expenses	6,638	5,654	17.4
Depreciation and amortization	4,594	5,005	(8.2)
General and administrative (1)	1,993	1,730	15.2

Income from vessel operations	3,996	9,576	(58.3)

Operating Data:
Revenue Days (A)	728	720	1.1
Calendar-Ship-Days (B)	728	720	1.1
Utilization (A)/(B)	100%	100%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to each segment based on estimated use of corporate resources.
We operated eight Suezmax tankers during the three months ended March 31, 2008 and 2007 and, therefore, our total calendar-ship-days remained virtually the same for both periods.

Net Voyage Revenues. Net voyage revenues decreased for the three months ended March 31, 2008 from the same period last year, primarily as a result of:
•
a decrease of $4.1 million for the three months ended March 31, 2008 relating to the change in fair value of a derivative relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract. We have not designated this derivative as a hedge and as such the change in fair value is reflected in voyage revenues in our consolidated statements of (loss) income; and

•	a relative decrease of $0.9 million for the three months ended March 31, 2008, relating to revenues earned by the Teide Spirit;
partially offset by
•
an increase of $0.2 million for the three months ended March 31, 2008, due to inflation and interest-rate adjustments to the daily charter rates under the time charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2008, from the same period last year, primarily as a result of:
•
an increase of $0.6 million for the three months ended March 31, 2008, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments.); and

•	an increase of $0.3 million for the three months ended March 31, 2008, relating to higher insurance and repairs and maintenance costs.
Depreciation and Amortization. Depreciation and amortization expense for the three months ended March 31, 2008 decreased from the same period last year, primarily as a result of a decrease of $0.4 million due an increase in salvage value estimates on our Suezmax tanker fleet.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $4.0 million for the three months ended March 31, 2008, from $3.5 million for the same period last year. This increase was primarily the result of annual cost of living increases in salaries and benefits as well as additional ship management services provided to us by Teekay Corporation subsidiaries relating to the delivery of the RasGas II LNG Carriers.
Interest Expense. Interest expense increased to $102.5 million for the three months ended March 31, 2008, from $24.8 million for the same period last year. These increases were primarily the result of:
•	an increase of $74.6 million for the three months ended March 31, 2008, relating to change in fair value of our interest rate swaps;

•
an increase of $3.3 million for the three months ended March 31, 2008, relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to joint venture - see below);

•
an increase of $1.0 million for the three months ended March 31, 2008, due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year; and

•	an increase of $0.3 million for the three months ended March 31, 2008, relating to the increase in capital lease obligations in connection with the delivery of the RasGas II LNG Carriers;
partially offset by
•	a decrease of $1.3 million relating to the repayment of debt incurred to finance the acquisition of Teekay Nakilat and the Dania Spirit; and

•
a decrease of $0.3 million for the three months ended March 31, 2008, from rising interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding increases in charter payments, which are reflected as an increase to voyage revenues).

We have not applied hedge accounting to our interest rate swaps and as such changes in fair value of these swaps are reflected in interest expense in our consolidated statements of (loss) income.

Interest Income. Interest income increased to $42.8 million for the three months ended March 31, 2008 from $9.9 million for the same period last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These increases were primarily the result of:
•	an increase of $30.3 million relating to the change in fair value of our non-designated RasGas II defeasance deposit interest rate swaps;

•
an increase of $3.2 million for the three months ended March 31, 2008, relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments; and

•
an increase of $0.3 million for the three months ended March 31, 2008, due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by
•	a decrease of $0.7 million for the three months ended March 31, 2008, relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II LNG Carriers.
Foreign Currency Exchange Loss. Foreign currency exchange losses were $33.9 million for the three months ended March 31, 2008, from $4.8 million for the same period last year. These foreign currency exchange losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at March 31, 2008, our cash and cash equivalents was $94.6 million, compared to $91.9 million at December 31, 2007 (of which $50.5 million (2007 — $54.4 million) is only available to the Teekay Tangguh Joint Venture). Our total liquidity including cash, cash equivalents and undrawn long-term borrowings, was $516.0 million as at March 31, 2008, compared to $522.9 million as at December 31, 2007. The decrease in liquidity was primarily the result of the drawdown of one of our revolving facilities for operating purposes.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
On April 1, 2008, we acquired the two Kenai LNG Carriers from Teekay Corporation for a total cost of $230.0 million financed with the proceeds from our follow-on public offering as well as borrowings under one of our existing revolving credit facilities. Please read Item 1 — Financial Statements: Notes 16(a) and (c) — Subsequent Events. On May 6, 2008, with the delivery of the first of the four RasGas 3 LNG Carriers, Teekay Corporation sold to us its 100% interest in Teekay Nakilat (III), which owns a 40% interest in RasGas 3 Joint Venture. The estimated purchase price of $109.1 million is subject to refinement upon determination of the final construction costs of all four LNG carriers. This purchase will be financed with one of our existing revolving credit facilities.
We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from mid-2008 to 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, we are committed to acquiring Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture, the three Skaugen LPG Carriers and the two Skaugen Multigas Carriers. These additional purchase commitments, which occur in 2008 and 2009 total $267.0 million. These purchases will be financed with one of our existing revolving credit facilities, incremental debt, surplus cash balances, issuance of additional common units, or combinations thereof. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended March 31,
(in thousands of U.S. dollars)	2008	2007
	(restated)	(restated)

Net cash flow from operating activities:	31,032	13,806
Net cash flow from financing activities:	52,840	195,788
Net cash flow from investing activities:	(81,170)	(203,475)
Operating Cash Flows. Net cash flow from operating activities increased to $31.0 million for the three months ended March 31, 2008, from $13.8 million for the same period in 2007, primarily reflecting the increase in operating cash flows from the full operation of two RasGas II LNG Carriers, which were delivered and commenced their 20-year fixed-rate charters in the first quarter of 2007, and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $78.6 million and $326.3 million, respectively, for the three months ended March 31, 2008 and 2007. During the three months ended March 31, 2008, we used these funds primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture and RasGas 3 Joint Venture. From time to time we refinance our loans and revolving credit facilities.
During the three months ended March 31, 2008, Teekay Tangguh Joint Venture received net proceeds of $73.6 million from long-term debt and received $0.6 million from its other joint venture partner, which were used to fund LNG newbuilding construction payments. Please read Item 1 — Financial Statements: Note 12(a) — Commitments and Contingencies.
Cash distributions paid during the first quarter of 2008 increased to $20.6 million from $16.5 million for the same period last year. This increase was the result of:
•	a change in our quarterly distribution from $0.4625 per unit in the first quarter of 2007 to $0.53 per unit in the third quarter of 2007; and

•	an increase in the number of units eligible to receive the cash distribution as a result of the May 2007 follow-on public offering.
Subsequent to March 31, 2008, cash distributions totaling $24.5 million were declared with respect to the first quarter of 2008 to be paid on May 15, 2008.
In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. The purchase was financed with one of our revolving credit facilities. Since this ownership interest was purchased from Teekay Corporation, a transaction between entities under common control, it has been accounted for at historical cost. Also, as this is included as a Dropdown Predecessor, it has been included for accounting purposes in our results as if it was acquired on April 1, 2003, when it was acquired by Teekay Corporation. The amount of the distribution paid to Teekay Corporation relating to the purchase of the Dania Spirit is reflected as a financing cash flow. Please read Item 1 — Financial Statements: Note 10(i) — Related Party Transactions.
Investing Cash Flows. During the three months ended March 31, 2008, Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, advanced $3.1 million to the RasGas 3 Joint Venture. These advances, which were used by the RasGas 3 Joint Venture to fund LNG newbuilding construction payments, will be primarily funded with long-term debt.
During the three months ended March 31, 2008, we incurred $78.1 million in expenditures for vessels and equipment. These expenditures represent construction payments for the Teekay Tangguh Joint Venture’s two LNG carrier newbuildings.
During 2006, we acquired a 70% interest in Teekay Nakilat for approximately $102.0 million of which we paid $26.9 million in 2006. During 2007, we borrowed under our revolving credit facilities and paid an additional $75.1 million towards the purchase price. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control, and has been accounted for at historical cost. Therefore, the amount reflected as cash used in investing activities for this purchase represents the historical cost to Teekay Corporation. The excess of the purchase price over the contributed basis of Teekay Nakilat has been reflected as a financing cash flow. Please read Item 1 — Financial Statements: Note 10(h) — Related Party Transactions.
Credit Facilities
As at March 31, 2008, we had two long-term revolving credit facilities available which provided for borrowings of up to $436.4 million, of which $421.4 million was undrawn. The amount available under the credit facilities reduces by $13.6 million (remainder of 2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011), $20.7 million (2012) and $343.9 million (thereafter). Interest payments are based on LIBOR plus a margin. Both revolving credit facilities may be used by us to fund General Partnership purposes and to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on five of our vessels, together with other related collateral, and include a guarantee from us or our subsidiaries of all outstanding amounts.

We have a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2008, totaled $440.2 million, of which $272.0 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments that reduce over time. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million for three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from us.
Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2008, totaled $601.0 million. The $601.0 million represents 100% of the RasGas 3 term loan which was used to fund advances to the joint venture. Interest payments on the term loan are based on LIBOR plus a margin. The term loan requires quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral including an undertaking from Teekay Corporation. Upon transfer to us of Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III), the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to us.
Teekay Tangguh Joint Venture has a loan facility, which, as at March 31, 2008, provided for borrowings of up to $392.0 million, of which $111.2 million was undrawn. Prior to delivery of the vessels, interest payments on the loan are based on LIBOR plus margins. At March 31, 2008, the margins ranged between 0.30% and 0.80%. Following delivery of the vessels, interest payments on one tranche under the loan facility will be based on LIBOR plus 0.30%, while interest payments on the second tranche will be based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95 million bullet payment per vessel at the end of the twelve-year term. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral and is guaranteed by Teekay Corporation. Upon transfer of the ownership of Teekay Tangguh Joint Venture from Teekay Corporation to us, the rights and obligations of Teekay Corporation under the guarantee, may, upon the fulfillment of certain conditions, be transferred to us.
We had a U.S. Dollar-denominated loan outstanding owing to a joint venture partner of Teekay Tangguh Joint Venture, which, as at December 31, 2007, the principal portion of the loan was repaid. The remaining $1.1 million of accrued interest on the loan remains outstanding.
We have a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at March 31, 2008, totaled $15.6 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding, which, as at March 31, 2008 totaled 302.4 million Euros ($476.4 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023 and monthly payments that reduce over time. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of our subsidiaries.
The weighted-average effective interest rates for our long-term debt outstanding at March 31, 2008 and December 31, 2007 were 4.6% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At March 31, 2008, the margins on our long-term debt ranged from 0.3% to 0.9%.
Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions if we are in default;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;

•	selling, transferring, assigning or conveying assets;

•	making certain loans and investments; and

•	entering into a new line of business.
Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity and a maximum level of leverage be maintained and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at March 31, 2008, we were in compliance with all covenants in our credit facilities and capital leases.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2008:

		Balance	2009	2011
		of	and	and
	Total	2008	2010	2012	Beyond 2012
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (restated) (1)	1,353.7	53.4	154.8	139.7	1,005.8
Commitments under capital leases (2)	230.6	129.7	16.9	84.0	—
Commitments under capital leases (3)	1,091.1	18.0	48.0	48.0	977.1
Advances from affiliates	47.5	1.2	—	—	46.3
Purchase obligations (restated) (4)	606.1	453.5	152.6	—	—

Total U.S. Dollar-denominated obligations	3,329.0	655.8	372.3	271.7	2,029.2

Euro-Denominated Obligations: (5)
Long-term debt (6)	476.4	9.4	27.6	258.2	181.2
Commitments under capital leases (2) (7)	223.4	38.5	82.8	102.1	—

Total Euro-denominated obligations	699.8	47.9	110.4	360.3	181.2

Totals	4,028.8	703.7	482.7	632.0	2,210.4

(1)
Excludes expected interest payments of $43.2 million (remainder of 2008), $104.6 million (2009 and 2010), $92.9 million (2011 and 2012) and $240.5 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2008, plus margins that ranged up to 0.9% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from mid-2008 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $37.3 million to $40.7 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 - Financial Statements: Note 4 — Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $489.8 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)
On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase its 70% interest in Teekay Tangguh. The Teekay Tangguh Joint Venture owns two LNG newbuildings. The purchase will occur upon the delivery of the first newbuilding scheduled for November 2008. Please read Item 1 — Financial Statements: Note 10(f) — Related Party Transactions, and Note 12(a) Commitments and Contingencies.

On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase its 40% interest in Teekay Nakilat (III). The purchase occurred upon the delivery of the first newbuilding on May 6, 2008, with the remaining three vessels scheduled to be delivered in 2008. Please read Item 1 — Financial Statements: Note 10(g) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.

In December 2006, we entered into an agreement to acquire three LPG carriers from I.M. Skaugen ASA, for approximately $29.3 million per vessel upon their delivery between late 2008 and mid-2009. In May 2008, we agreed to acquire two Multigas Carriers from I. M. Skaugen ASA for a total of approximately $94 million upon their delivery in the first half of 2010. Please read Item 1 — Financial Statements: Note 12(b) — Commitments and Contingencies.

In March 2008, we agreed to acquire the two Kenai LNG Carriers from Teekay Corporation for a total cost of $230.0 million. Please read Item 1 — Financial Statements: Note 12(c) — Commitments and Contingencies.

(5)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2008.

(6)
Excludes expected interest payments of $17.7 million (remainder of 2008), $45.4 million (2009 and 2010), $25.0 million (2011 and 2012) and $65.5 million (beyond 2012). Expected interest payments are based on EURIBOR at March 31, 2008, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2008. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(7)
Existing restricted cash deposits of $196.0 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties, can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F/A for the year ended December 31, 2007.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K/A for the three months ended March 31, 2008 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;

•	results of operations and revenues and expenses, including performance of our liquefied gas segment;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of vessels and associated contracts to us from Teekay Corporation;

•	delivery dates of newbuildings;

•	the commencement of service of newbuildings under long-term contracts;

•	our liquidity needs;

•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases; and

•	the timing of the commencement of the RasGas 3 and Tangguh LNG projects and the Skaugen projects.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F/A for the year ended December 31, 2007. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2008
PART I — FINANCIAL INFORMATION
Item 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at March 31, 2008, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair
	Balance							Value
	of					There-		Asset/
	2008	2009	2010	2011	2012	after	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (restated) (2)	33.5	60.1	44.9	44.9	44.9	836.6	1,064.9	(1,064.9)	4.1%
Variable Rate (Euro) (3) (4)	9.4	13.3	14.3	250.2	8.0	181.2	476.4	(476.4)	5.0%

Fixed-Rate Debt ($U.S.)	19.9	24.9	24.9	24.9	24.9	169.3	288.8	(225.9)	5.4%
Average Interest Rate	5.5%	5.4%	5.4%	5.4%	5.4%	6.1%	5.4%

Capital Lease Obligations (5) (6)
Fixed-Rate ($U.S.) (7)	123.4	3.8	3.9	80.1	—	—	211.2	(211.2)	7.4%
Average Interest Rate (8)	8.9%	5.4%	5.4%	5.5%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	3.5	11.3	17.9	18.4	18.8	669.7	739.6	(84.4)	5.5%
Average Fixed Pay Rate (2)	6.2%	5.7%	5.5%	5.5%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	9.4	13.3	14.3	250.2	8.0	181.2	476.4	25.3	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of March 31, 2008 ranged from 0.3% to 0.9%. Please read Item 1 — Financial Statements: Note 7 — Long-term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2008.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 121.6 million Euros ($191.7 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at March 31, 2008, this amount was 124.4 million Euros ($196.0 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 4 — Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2008 totaled $489.8 million, and the lease obligations, which as at March 31, 2008 totaled $469.0 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2008, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $500.1 million and $480.1 million, ($26.0) million and $23.3 million, and 4.9% and 4.8% respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 17 years, although the charterer has the right to terminate the time charter 13 years after its July 2005 delivery date. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At March 31, 2008, the fair value of this derivative liability was $18.6 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2008
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K/A, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F/A.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K/A IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) FILED WITH THE SEC ON SEPTEMBER 29, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: November 28, 2008	By:	/s/ Peter Evensen Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)